Coloplast

Ostomy care
Urology & Continence care
Wound & Skin care

RECEIVED

2008 DEC -2 A 4:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

20 November 2008
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

[redacted]

08006043

SUPPL

Gunilla Jensen
Coordinator

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange No 21/2008.

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Corp. Communications & IR

PROCESSED
DEC 0 3 2008
THOMSON REUTERS

Encl.

Announcement No. 21/2008

Announcement of full-year financial results 2007/08

(1 October 2007–30 September 2008)

Financial highlights

- Organic revenue growth was 7%, while contract production increased revenue growth by 2 percentage points and changes in exchange rates reduced revenue growth by 4 percentage points. Measured in DKK, revenue was up by 5% to DKK 8,463m
- Organic growth rates by business area: Ostomy Care 6%, Urology & Continence Care 9%, Wound & Skin Care 5%
- Gross profit was up by 3% to DKK 4,998m, equal to a gross margin of 59%. When adjusted for changes in exchange rates, the gross profit was up by 8%, equal to a gross margin of 60%
- EBIT increased by 33% to DKK 994m. Adjusted for changes in exchange rates and non-recurring items, EBIT was up by 2%
- The EBIT margin was 12%, against 9% last year. When adjusted for changes in exchange rates, contract production and non-recurring factors, the EBIT margin was 16% and unchanged from last year
- Restructuring costs, especially relating to the production area, impacted the profit for the year by DKK 160m, which amount is recognised under 'Special items'
- The second half of the share buy-back programme has been postponed due to the current situation in the financial markets. In 2009, the Board of Directors will consider when to relaunch the programme
- The Board of Directors recommends that the general meeting on 17 December 2008 approve a dividend of DKK 6.00 per share. This is equal to a pay-out ratio of 36% compared with 26% in ordinary dividend last year.

Outlook for financial year 2008/09

We estimate organic revenue growth of 7-8% in 2008/09 (8-9% in DKK). The outlook is adversely affected by the efficiency-improving steps taken in Wound & Skin Care. We expect an EBIT margin of 15-16% at constant exchange rates (14-15% in DKK). Investments in property, plant and equipment are estimated at DKK 750–850m and the effective tax rate is expected to be 28%.

Revised long-term profitability and revenue guidance

Coloplast upgrades the long-term EBIT margin guidance to at least 20%. We expect to continue to grow more than the market despite our market-leading position.

"2007/08 was a challenging year for Coloplast, and our performance was not satisfactory," said CEO Lars Rasmussen. "We have simplified our internal structure and are now focused on improving our European urology business and our wound & skin care business. We have quite simply introduced tougher earnings requirements."

Teleconference

Coloplast will host a conference call on 19 November at 16.00 CET. The call is expected to last about one hour. To attend the teleconference, call +45 3271 4607, +44 (0)20 7162 0077 or +1 334 323 6201. An audiocast will be posted on www.coloplast.com shortly after the conclusion of the conference call.

Financial highlights and key ratios

1 October - 30 September

	Group		Change	Group		Change
	DKK million			DKK million		
	2007/08	2006/07		2007/08	2006/07	
	12 months	12 months		Q4	Q4	
Income statement						
Revenue	8,463	8,042	5%	2,156	2,060	5%
Research and development costs	415	319	30%	147	101	46%
Operating profit bef. interest, tax, depreciation & amortisation (EBITDA)	1,531	1,590	-4%	242	388	-38%
Operating profit before special items	1,154	1,061	9%	261	275	-5%
Operating profit (EBIT)	994	749	33%	101	-37	373%
Net financial income and expenses	-2	-154	99%	-13	-57	77%
Profit before tax	992	595	67%	88	-94	194%
Coloplast's share of profit for the period	715	837	-15%	65	-159	141%
Revenue growth						
Annual growth in revenue, %	5	20		5	7	
Growth break down:						
Organic growth, %	7	10		6	8	
Currency effect, %	-4	-2		-4	-1	
Acquired business, %	0	12		0	0	
Other, %	2	0		3	0	
Divested business, %	0	0		0	0	
Balance sheet						
Total assets	7,981	7,750	3%	7,981	7,750	3%
Invested capital	7,014	6,874	2%	7,014	6,874	2%
Net interest-bearing debt	3,428	3,181	8%	3,428	3,181	8%
Equity at year-end, Coloplast's share	2,290	2,398	-5%	2,290	2,398	-5%
Cash flow and investments						
Cash flow from operating activities	1,324	1,064	24%	672	551	22%
Cash flow from investing activities	-671	35	-	-258	-339	24%
Acquisition of property, plant and equipment, gross	718	745	-4%	244	307	-21%
Cash flow from financing activities	-469	-1,423	-67%	-386	-649	41%
Free cash flow	653	1,099	-41%	414	212	95%
Key figures ratios						
Operating margin, EBIT, %	12	9		5	-2	
Operating margin, EBITDA, %	18	20		11	19	
Return on average invested capital before tax (ROIC), %	14	10		6	-2	
Return on average invested capital after tax (ROIC), %	10	6		4	-3	
Return on equity, %	31	30		11	-22	
Ratio of net debt to EBITDA	2.24	2.00		3.54	2.05	
Interest cover	10	10		7	8	
Equity ratio, %	29	31		29	31	
Rate of debt to enterprise value, %	16	12		16	12	
Net asset value per share	50	50		49	50	
Per share data						
Share price	388	497	-22%	388	497	-22%
Share price/net asset value per share	8	10	-20%	8	10	-20%
Average number of outstanding shares, millions	44	46	-4%	43	46	-7%
PE, price/earnings ratio	25	27	-7%	70	-38	284%
PE, price/earnings ratio, excl. discontinued operations	25	61	-59%	70	-41	271%
Dividend per share, DKK	6.00	9.00	-	-	-	-
Pay-out ratio, %	36	47	-	-	-	-
Earnings per share (EPS)	16	8	100%	2	-3	167%
Free cash flow per share	15	24	-38%	10	5	100%

Management's report

Sales performance

Measured in DKK, revenue was up by 5% to DKK 8,463m. The organic growth rate was 7%. Contract production increased revenue growth by 2 percentage points and changes in exchange rates reduced revenue growth by 4 percentage points.

Growth was negatively affected by lower sales in Germany. Our revenue in this market was approximately DKK 200m less than expected due to the loss of employees in the SIEWA (formerly HSC) sales force earlier in the year. Sales in the German market have now stabilised thanks to a number of measures taken.

Sales performance by business area

	DKK million		*Growth composition*				*DKK million*	*Organic*
	2007/08	*2006/07*	*Organic*	*Exchange*	*Contract*	*Reported*	*2007/08*	*growth*
	12 months	*12 months*	*growth*	*rates*	*production*	*growth*	*Q4*	*Q4*
Ostomy Care	3,569	3,474	6%	-3%	-	3%	904	3%
Urology and Continence Care	3,444	3,310	9%	-5%	-	4%	881	11%
Wound & Skin Care	1,450	1,258	5%	-4%	14%	15%	371	3%
Net revenue	**8,463**	**8,042**	**7%**	**-4%**	**2%**	**5%**	**2,156**	**6%**

Ostomy Care
Sales of ostomy care products rose by 3% to DKK 3,569m, while the organic growth rate was 6%. The SenSura 1 piece product, which was launched in 2006, is the main contributor to growth. From 2008, also the SenSura 2 piece product has been launched in all our core markets. We expect that the SenSura product portfolio will continue to contribute to growth outperforming the market. Excluding our operations in the German market, organic growth was just over 9%. At 3%, organic growth during the quarter was particularly impacted by the lower sales in the German market relative to last year.

This year, Coloplast became the largest player in the global market for ostomy care products, expanding the already strong position in Europe and bringing our global market share to 36%. Our largest market share is in Europe, while the smallest one is in the USA. We retain our ambition of achieving a double-digit share of the US market within a few years. The global ostomy care market is estimated at DKK 10bn with a market growth of 4–5%.

Urology & Continence Care
Our Urology & Continence Care revenue rose by 4% to DKK 3,444m on 9% organic growth. Changes in exchange rates, especially in USD/DKK and GBP/DKK, lowered the growth rate in DKK by 5 percentage points. Sales of intermittent catheters, especially of SpeediCath, were highly satisfactory. The Peristeen system also generated healthy growth rates, but from a low starting point. In the urology business, sales of penis implants continued the good performance in the North American market, and we recently launched a new, improved product version, the Titan® OTR. Excluding our operations in the German market, organic growth for the year was 10%. At 11%, the organic growth rate for the fourth quarter was driven by healthy growth in the main European markets as well as in North America.

In the European markets, we still have not achieved the anticipated growth in sales of surgical products. Sales were primarily impacted by supply chain difficulties and the withdrawal of a product early in the year. Both of these issues have now been rectified and a project has been launched to enhance profitability in the European urology business.

The continence care market is estimated at about DKK 9bn with an estimated market growth of 7-9%. We are now the market leader in the USA and have further consolidated our position in Europe. In other words, we have retained our position as the global market leader of the continence care market.

The part of the urology market in which Coloplast operates is worth about DKK 9bn in total and growth is estimated at 8–10% per year.
Coloplast holds about a 21% share of the combined global urology and continence care market.

Wound & Skin Care
Sales of wound and skin care products were up by 15% to DKK 1,450m. When adjusted for changes in exchange rates and for contract production, organic growth was 5%. There was satisfactory growth of around 10% in the advanced Biatain range of foam dressings for the treatment of chronic wounds and a slight decline for the hydrocolloid dressings (Comfeel). Organic growth for the quarter was 3%. The major European markets for wound and skin care products remain very competitive and the increased pressure on prices has led to lower growth rates than anticipated. In the US market, sales of skin care products also fell short of expectations.

The segment of the global wound and skin care market in which Coloplast operates is growing at a rate of 5–7% per year and is worth approximately DKK 16bn. Our global market share fell by about one percentage point to about 9%. As the strategy for the Wound & Skin Care business has yet to produce the desired growth, we plan to intensify the efforts to further focus on this business and make it more profitable. The steps taken for this purpose in the 2008/09 financial year will most likely reduce growth in this business area.

Sales performance by region

	DKK million		*Growth composition*				*DKK million*	*Organic*
	2007/08 12 months	*2006/07 12 months*	*Organic growth*	*Exchange rates*	*Contract production*	*Reported growth*	*2007/08 Q4*	*growth Q4*
Europe	6,705	6,418	5%	-3%	2%	4%	1,681	4%
Americas	1,155	1,111	12%	-10%	2%	4%	312	19%
Rest of the world	603	513	13%	-4%	9%	18%	163	10%
Net revenue	**8,463**	**8,042**	**7%**	**-4%**	**2%**	**5%**	**2,156**	**6%**

Europe
Revenue rose by 4% to DKK 6,705m on 5% organic growth. The drop in the GBP/DKK exchange rate lowered the region's growth rate by 3 percentage points. The lower sales of ostomy care products by SIEWA in Germany had a particularly negative impact on growth. In the other European markets, our Ostomy Care and Continence Care businesses generated growth in line with expectations, while the Urology and Wound & Skin Care operations performed below expectations. We generated substantial growth in several

emerging markets, such as Russia, the Czech Republic and Slovakia. Organic growth was 4% in the fourth quarter.

Americas
Revenue in the Americas rose by 4% to DKK 1,155m. Organic growth was 12%. The fall in the USD/DKK exchange rate reduced growth by 10% and contract production contributed 2%. The USA accounts for most of our sales in this region. We achieved satisfactory growth in the Ostomy Care and Urology & Continence Care markets, but Wound & Skin Care failed to meet expectations.
All business areas produced healthy growth rates during the quarter with the exception of Wound & Skin Care. Organic growth was 19%.

We retain our goal of a double-digit share of the US ostomy care market within a few years. We expect to do so by winning an even greater share of new patients in hospitals and by enhancing local access to Coloplast products. In continence care, the improved reimbursement rules for intermittent catheters in the USA will support growth.

Rest of the world
In the Rest of the World, revenue rose by 18% to DKK 603m on 13% organic growth. All business areas generated satisfactory growth.
Developments in exchanges rates against DKK, especially in JPY, CNY and HKD, had a negative impact on growth by 4%, while contract production contributed 9% growth. Organic growth for the quarter was 10%.

We are currently generating good growth rates in China, Korea, India and Taiwan, all markets that are experiencing strong growth and which continue to hold a strong potential. For example, we have more than doubled our sales in China this year, and we expect to continue generating strong growth rates in this market. Nevertheless, Japan and Australia remain our largest markets in this region.

Gross profit

The gross profit rose by 3% to DKK 4,998m from DKK 4,834m last year. The Q4 gross profit was DKK 1,283m, up 1% from DKK 1,273m in the year-earlier period.

The gross margin was 59%, against 60% last year. Changes in exchange rates, especially of GBP/DKK had a negative effect on the gross margin. When adjusted for exchange rate changes, contract production and non-recurring factors, the gross margin was in line with last year's figure.

Producing SenSura and the new generation of Biatain foam dressings proved to be more costly than expected, and this had a negative impact on the gross margin. We are continuing our efforts to improve the production economy of these products.

Capacity costs

Distribution costs increased by 2% to DKK 2,589m, equal to 31% of revenue (2006/07: 32%). The absolute increase was due especially to sales-related costs that were partly offset by cost savings elsewhere in the organisation. In the fourth quarter, distribution costs were up by 4% to DKK 657m.

Administrative expenses declined by 11% to DKK 882m. This equals an improvement from 12% to 10% of revenue. Last year, this item contained a number of non-recurring costs related to integrating the acquired urology business. When adjusted for this, the figure still shows a 1% improvement, which was mainly attributable to cost savings. Administrative expenses fell by 26% in the fourth quarter relative to last year. When adjusted for non-recurring costs, administrative expenses fell by 14% in the fourth quarter.

R&D costs rose by 30% to DKK 415m, which is consistent with the strategy to enhance innovation. The increase was mainly due to a large number of development projects requiring added resources. As part of organisational changes, we reallocated additional costs to R&D costs. R&D costs accounted for 5% of revenue, and sales of products that have been on the market for less than four years accounted for about 14% of overall revenue. This performance is still somewhat lower than our goal that products that have been on the market for less than four years should account for about 20% of revenue. R&D costs increased by 46% in the fourth quarter relative to the year-earlier period.

Other operating income amounted to DKK 42m, which was DKK 28m less than in 2006/07. The main reason for the decline was the fact that the 2007/08 earnings from contract production have been recognised line by line in the income statement, while previously, earnings from this business were recognised in other operating income as a net amount. Also in 2007/08, a DKK 31m gain was recognised from the sale of a factory in Kokkedal, Denmark.

Operating profit (EBIT)

Operating profit (EBIT) was DKK 994m against DKK 749 in 2006/07. EBIT before special items was DKK 1,154m for an operating margin of 14%, compared with 13% last year. The Q4 EBIT before special items was DKK 261m against DKK 275m last year.

When adjusted for exchange rate changes, contract production and non-recurring factors, the underlying EBIT before special items was 3% higher than last year.
Changes in exchange rates reduced the EBIT margin by 1 percentage point, so the underlying EBIT margin was unchanged from last year at 16%.

Non-recurring costs in the 2007/08 financial year consisted of integration costs, costs related to closing down factories in connection with the relocation of production from Denmark to Hungary and China and income from the sale of a factory in Kokkedal, Denmark.

Non-recurring items

	DKK million	
	2007/08	*2006/07*
Sale of property	31	
Restructuring costs	-211	-90
Integration costs, Urology business	-29	-128
Relocation in the USA		-22
Goodwill HSC		-283
Anniversary bonus		-29
Total non-recurring items	**-209**	**-552**

Non-recurring costs were DKK 45m in 2007/08, as compared with DKK 70m last year. A table setting out how non-recurring items and special items are recognised in the income statement is provided on page 22 of this interim report.

Special items, at DKK 160m, mainly cover the costs of restructuring the production organisation. Last year, special items comprised goodwill impairment of DKK 283m in SIEWA and DKK 29m paid to employees in connection with Coloplast's 50th anniversary.

Financial items and tax

Financial items

Financial items amounted to a net expense of DKK 2m in 2007/08, against a net expense of DKK 154m last year. The improvement was due mainly to the fair value adjustment of options and exchange rate adjustments. The net interest expenses fell slightly, because the average net interest-bearing debt was a little lower than in 2006/07. The statement of net interest-bearing debt shows an 8% increase at the end of the quarter, which arose because Coloplast received payment for the breast care business last year.

Financial items

	DKK million		*DKK million*	
	2007/08	*2006/07*	*2007/08 Q4*	*2006/07 Q4*
Interest, net	-160	-164	-45	-47
Fair value adjustment of options	75	-27	17	-29
Exchange rate adjustments	98	47	19	22
Other financial items	-15	-10	-4	-3
Total financial items	**-2**	**-154**	**-13**	**-57**

The fair value adjustment of options was caused by the declining price of Coloplast shares affecting the value of the cash-based option programmes expiring during the period until 2013. Income from exchange rate adjustments were derived mainly from currency hedging gains on our foreign exchange rate exposures, not least GBP.

Tax

The effective tax rate was 28% for a tax expense of DKK 277m, as compared with 38% and DKK 225m last year. Last year's tax rate was negatively affected by 12 percentage points due to goodwill impairment in SIEWA. In addition, the tax rate was positively affected by 2 percentage points, because the Danish corporate tax rate was lowered. As a result, we reduced our deferred tax provision.

Net profit for the year

Our profit from continuing operations rose by 93% to DKK 715m, equal to earnings per share of DKK 16, an increase of DKK 8 per share. Profit from continuing operations for the reporting period was DKK 875m, exclusive of special items, which is a 28% increase from last year.

Cash flows and investments

Cash flows from operating activities

Cash flows from operating activities increased by DKK 260m to DKK 1,324m. The improvement was due to gains from currency hedging and lower tax payments. Interest income, etc. was DKK 206m as against DKK 60m in 2006/07. The increase in income derived mainly from currency hedging contracts. In addition, Coloplast paid too much income tax on account last year, which produced a DKK 62m reversal this year. Due to the acquisition of the urology business, last year's cash flows were also affected by a DKK 110m tax payment.

Working capital increased by DKK 96m due to an increase in inventories that was implemented because Coloplast relocated several machines during the financial year from Denmark, especially, to Hungary and China. We increased the inventories so we would be able to continue shipping our products. As the relocation rate will fall going forward, we expect to reduce the ratio of working capital to revenue.

Investments

The company invested DKK 754m in property, plant and equipment in 2007/08, mainly in production equipment for the factories in Hungary and China. Investments accounted for 9% of revenue against 10% last year. The percentage drop was due to last year's larger investments made in factory buildings in China and Hungary.

The new factories in Zhuhai, China and Nyírbátor, Hungary opened during 2008 and construction began on our new US headquarters in Minneapolis, Minnesota. The total cost is expected to be DKK 170m, of which DKK 100m was expensed in the 2007/08 financial year. Construction is scheduled for completion in 2009.

Free cash flows

The 2007/08 free cash flows before business acquisitions and divestments amounted to DKK 656m, against DKK 370m in 2006/07. Adjusted for business acquisitions and divestments, the 2007/08 free cash flows amounted to DKK 653m, against DKK 1,099m in 2006/07. Last year's cash flows included a total of DKK 729m consisting of the proceeds from the divestment of the breast care and brachytherapy businesses as well as an additional payment relating to the divestment of Sterling Medical Services.

Balance sheet and equity

Balance sheet

Total assets increased by DKK 231m to DKK 7,981m. Property, plant and equipment increased by DKK 319m to DKK 2,734m due to investments made in machinery for the factories in China and Hungary and for the investment in the US headquarters. Intangible assets fell by DKK 137m due to lower foreign exchange rates and amortisation for the year.

Current assets increased by DKK 57m to DKK 3,170m due to the increase in working capital.

Equity
Equity was in line with last year's figure at the end of 2007/08. The positive effect from the profit for the year was offset mainly by dividends paid of DKK 396m and the net share buy-backs of DKK 484m. The equity ratio fell from 31% to 29%.

Net interest-bearing debt
Net interest-bearing debt increased by DKK 247m relative to the year-earlier period to stand at DKK 3,428m. This equals a ratio of net interest-bearing debt to EBITDA of 2.2. The increase was mainly due to increased borrowing in connection with dividend payments and share buy-backs and a negative development in working capital.

Our target is now to have a net debt at 1.5–2.5 times EBITDA instead of the previous target range of 2.0–3.5. The change is partly due to the generally greater uncertainty prevailing in the debt and capital markets.

Share buy-backs and dividends

Coloplast pursues a policy of generating an attractive return on the company's shares through a combination of share price appreciation and dividend payments. Based on our company's cash resources and the projected cash flows, the Board of Directors resolved in November 2007 to implement another share buy-back programme for up to DKK 1bn in 2008 and 2009. We completed the first part of the programme during the period 6 March–21 August 2008, buying back about 1.2 million B shares with a nominal value of DKK 5 each at a total market value of DKK 500m. Over the years, Coloplast has bought back a net total of about 4.5 million B shares. The second half of the share buy-back programme has been postponed due to the current situation in the financial markets. In 2009, the Board of Directors will consider when to relaunch the programme. In its decision, the Board will take into account Coloplast's free cash flows.

The Board of Directors recommends that the shareholders attending the general meeting to be held on 17 December 2008 approve a dividend of DKK 6.00 per share, equal to a pay-out ratio of 36%.

Treasury shares and cancellation of shares
The shareholders in general meeting resolved in December 2007 to cancel 2,000,000 B shares from Coloplast's holding of treasury shares. The company completed the capital reduction on 11 April 2008. At 30 September 2008, Coloplast's holding of treasury shares consisted of 3,171,332 B shares, which was 808,940 less than at 30 September 2007.

The Board of Directors recommends that the shareholders attending the general meeting to be held on 17 December 2008 vote to adopt a resolution to cancel 1,000,000 B shares from Coloplast's holding of treasury shares.

Financial forecasts

The forecasts expressed in Danish kroner are based on the exchange rates prevailing at 17 November 2008.

Earnings in the Wound & Skin Care business remain unsatisfactory. In 2008/09 a number of steps will be taken in order to ensure a faster and more efficient implementation of the current Wound & Skin Care strategy. These steps will reduce overall revenue growth by

1–2 percentage points in 2008/09, but in return they will contribute to creating a more profitable business in the long term.

Against this background, we provide the following financial guidance for the 2008/09 financial year:

- Organic revenue growth of 7-8%, corresponding to 8-9% in measured in Danish kroner.

- An EBIT margin of 15-16% at constant exchange rates, corresponding to an EBIT margin of 14-15% measured in Danish kroner

- Investments in property, plant and equipment of DKK 750–850m

- An effective tax rate of approximately 28%.

In the first quarter of 2008/09, growth will still be impacted by the downturn in the German market, which only began to materialise in the second quarter of 2008.

Long-term financial outlook
Coloplast is the current market leader and will give even greater priority to profitability going forward. Against that background, we upgrade our profitability forecasts and expect to consolidate our market position further by continuing to grow more than the market. Accordingly, the Board of Directors has revised the long-term financial outlook as follows:

- to generate annual organic revenue growth above market growth; and
- to have an EBIT margin of at least 20%.

This year, the overall weighted market growth in Coloplast's current markets is about 6%.

Our long-term forecasts are inherently subject to a certain degree of uncertainty. Significant changes in currency, business or macroeconomic conditions, including changes within healthcare, may impact the company's financial conditions. Against this background, we will review our long-term forecasts when presenting half-year and full-year financial statements.

Other information

Contract production of wound care products

The recognition of DKK 179m in revenue from contract production will have a technical effect on this year's financial statements but will not trigger an increase in operating profit. The change will technically lift revenue by 2 percentage points and dilute the operating margin by 0.3 of a percentage point.

Exchange rate exposure

Coloplast's financial forecasts have been prepared on the basis of the following assumptions for the company's main currencies:

DKK	GBP	USD	HUF	EUR
Average exchange rate 2007/08*	980	497	3,00	746
Spot rate 17 November 2008	878	588	2,77	745
Estimated average exchange rate 2008/2009	878	588	2,77	745
Change in estimated average exchange rates compared with last year**	-10%	18%	-8%	0%

*) average exchange rates 2007/08 are used when calculating the organic revenue growth rates and the EBIT margin in local currencies.

**) Estimated average exchange rate is calculated as the average exchange year to date combined with the spot rate for the remainder of the year.

Revenue is particularly exposed to developments in USD and the GBP relative to DKK. As we have production and sales activities in the USA, changes in the DKK/USD exchange rate only have a slight effect on our operating profit. On the other hand, fluctuations in the HUF against DKK affect the operating profit, because a substantial part of our production, and thus of our costs, are based in Hungary, whereas our sales there are very moderate.

In DKK millions over 12 months on a 10% initial drop in DKK exchange rates	Revenue	EBIT
USD	-110	0
GBP	-160	-90
HUF	-	+30

Health care reforms
On 9 June 2008, Britain's Department of Health released a new consultation paper containing revised proposals for the provision of stoma and incontinence appliances and related services to patients. We are still awaiting a report on the consultation round, which closed on 9 September 2008. We expect that the British Department of Health will announce the next stages of the process in January 2009.

The Medicare Administrative Contractors in the US changed the subsidy rules for intermittent catheters effective 1 April 2008. Previously, patient reimbursements comprised a subsidy for four catheters per month, whereas patients can now be reimbursed for up to 200 catheters per month, corresponding to European reimbursement levels. The new reimbursement terms are expected to change consumer patterns in the market, but experience from other reimbursement revisions shows that changes happen over time. Backed by the large market share for intermittent catheters in the United States, Coloplast is well positioned to take a share of the market expansion expected to result from the new reimbursement rules.

Organisation
In Announcement No. 12/2008, we disclosed that work had been initiated to clarify the reasons why the projected costs savings from relocating production to Hungary still have not produced the anticipated production economy improvements.

As a result of this process, 300 positions were eliminated on 25 September 2008 as part of a major organisational change (see Announcement No. 19/2008).

The changes implemented will provide operational savings in the order of DKK 150m already in 2008/09 and in the order of DKK 180m when fully implemented.

On 1 September 2008, Coloplast announced (see Announcement No. 17/2008) that CCO Lars Rasmussen would take over the position as CEO of Coloplast from Sten Scheibye, who would be leaving the company. Coloplast has evolved and developed considerably during the 13 years Sten Scheibye was CEO, and the company and the Board of Directors would like to extend their sincere appreciation for his contribution and achievements while with Coloplast.

Forward-looking statements
The forward-looking statements in this document, including revenue and earnings forecasts, do not constitute a guarantee of future results and are subject to risk, uncertainty and assumptions, the consequences of which are difficult to predict.
The forward-looking statements are based on our current expectations, estimates and assumptions and are provided on the basis of information available to us at the present time.
Major fluctuations in the exchange rates of key currencies, significant changes in the health care sector or major developments in the global economy may impact our ability to achieve the defined long-term targets and of meeting our forecasts, which may impact our company's financial results.

Management statement

The Board of Directors and Executive Management today considered and approved the Annual Report of Coloplast A/S for 2007/08.

The Annual Report of the Group is presented in accordance with the International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies. The annual report of the parent company is presented in accordance with the Danish Financial Statements Act and additional Danish disclosure requirements for annual reports of listed companies. We consider the accounting policies used to be appropriate and the accounting estimates reasonable. Accordingly, in our opinion, the Annual Report gives a true and fair view of the Group's and the parent company's assets, liabilities and financial position at 30 September 2008 and of the results of the Group's and the parent company's operations and cash flows for the Group in accordance with the accounting policies applied. Furthermore, the management's review gives a true and fair view of developments in the activities and financial position of the Group and describes the significant risks and uncertainties pertaining to the Group.

We recommend that the Annual Report be submitted to the general meeting for approval.

Humlebæk, 19 November 2008

Executive Management

Lars Rasmussen
President, CEO

Lene Skole
Executive Vice President,
CFO

Board of Directors

Michael Pram Rasmussen
Chairman

Niels Peter Louis-Hansen
Deputy Chairman

Torsten Erik Rasmussen

Sven Håkan Björklund

Per Magid

Jørgen Tang-Jensen

Ingrid Wiik

Thomas Barfod*

Mads Boritz Grøn*

Knud Øllgaard*

*) Elected by the employees

List of tables

Unaudited

Profit and loss statement 15

Asset 16

Equity and liabilities 17

Cash flow statement 18

Statement of changes in equity 19

Notes 20

Quarterly figures 22

Other tables 22

Income statement
1 October - 30 September

Note		Group DKK million 2007/08 12 months	Group DKK million 2006/07 12 months	Index	Group DKK million 2007/08 Q4	Group DKK million 2006/07 Q4	Index
1	Revenue	8,463	8,042	105	2,156	2,060	105
	Cost of sales	-3,465	-3,208	108	-873	-787	111
	Gross profit	**4,998**	**4,834**	**103**	**1,283**	**1,273**	**101**
	Distribution costs	-2,589	-2,536	102	-657	-630	104
	Administrative expenses	-882	-988	89	-213	-289	74
	Research and development costs	-415	-319	130	-147	-101	146
	Other operating income	71	81	88	5	30	17
	Other operating expenses	-29	-11	264	-10	-8	125
	Operating profit before special items	**1,154**	**1,061**	**109**	**261**	**275**	**95**
	Special items	-160	-312	51	-160	-312	51
1	**Operating profit (EBIT)**	**994**	**749**	**133**	**101**	**-37**	**473**
2	Financial income	201	68	296	42	22	191
3	Financial expenses	-203	-222	91	-55	-79	70
	Profit before tax	**992**	**595**	**167**	**88**	**-94**	**294**
	Tax on profit for the period	-277	-225	123	-23	-49	47
	Net profit for the period, continuing operations	**715**	**370**	**193**	**65**	**-143**	**245**
9	Net profit for the period, discontinued operations	0	468		0	-15	
	Profit for the period	**715**	**838**	**85**	**65**	**-158**	**241**
	Shareholders in Coloplast A/S	715	837	85	65	-159	241
4	Minority interests	0	1	0	0	1	0
		715	**838**	**85**	**65**	**-158**	**241**
	Earnings per Share (EPS)	16	8		2	-3	
	Earnings per Share (EPS), diluted	16	8		2	-3	

Balance sheet

At 30 September

		Group	
		DKK million	
Note		30 Sep 08	30 Sep 07
	Acquired patents and trademarks	1,134	1,275
	Goodwill	641	639
	Software	106	120
	Prepayments and assets under development	46	30
	Intangible assets	**1,927**	**2,064**
	Land and buildings	1,173	1,200
	Plant and machinery	781	631
	Other fixtures and fittings, tools and equipment	196	178
	Prepayments and assets under construction	584	406
	Property, plant and equipment	**2,734**	**2,415**
	Investment in associates	0	0
	Other investments	4	13
	Deferred tax asset	146	145
	Investments	**150**	**158**
	Non-current assets	**4,811**	**4,637**
	Inventories	**1,224**	**940**
	Trade receivables	1,563	1,619
	Income tax	11	73
	Other receivables	101	138
	Prepayments	77	70
	Receivables	**1,752**	**1,900**
	Marketable and securities	**1**	**1**
	Cash and bank balances	**193**	**272**
	Current assets	**3,170**	**3,113**
	Assets	**7,981**	**7,750**

Balance sheet

At 30 September

Note		Group DKK million 30 Sep 08	30 Sep 07
	Share capital	230	240
	Hedge reserve	8	4
	Proposed dividend for the year	257	396
	Retained earnings and other reserves	1,795	1,758
	Equity before minority interests	**2,290**	**2,398**
4	**Minority interests**	**1**	**2**
	Equity	**2,291**	**2,400**
	Provision for pensions and similar liabilities	90	103
	Provision for deferred tax	191	202
	Other provisions	16	11
	Mortgage debt	467	580
	Other credit institutions	2,316	1,792
	Other payables	370	406
	Deferred income	70	0
	Non-current liabilities	**3,520**	**3,094**
	Provision for pensions and similar liabilities	9	3
	Other provisions	19	8
	Mortgage debt	13	7
	Other credit institutions	474	718
	Trade payables	397	461
	Income tax	211	34
	Other payables	1,036	1,014
	Deferred income	11	11
	Current liabilities	**2,170**	**2,256**
	Current and non-current liabilities	**5,690**	**5,350**
	Equity and liabilities	**7,981**	**7,750**

8 Contingent items

Statement of changes in equity

Group	Share capital		Exchange adjustment	Hedge	Proposed	Retained	Total
DKK million	A shares	B shares	reserve	reserve	dividend	earnings	equity
2006/07							
Balance at 1.10 as reported in annual report	18	222	-18	-65	184	2,463	2,804
Revalueation of hedging:							
Value adjustment for the year				111			111
Transferred to financial items				-15			-15
Tax effect of hedging				-27			-27
Net gain/loss not recognised in income statement	0	0	0	69	0	0	69
Exchange rate adjustment, assets in foreign currency						-108	-108
Exchange rate adjustment of opening balances and other adjustments relating to subsidiaries			0			-3	-3
Net gains recognised directly in the equity	0	0	0	0	0	-111	-111
Profit for the period					432	405	837
Comprehensive income for the year	0	0	0	69	432	294	795
Treasury shares purchased and realised gain/ loss from exercise of options						-1,024	-1,024
Treasury shares sold						0	0
Dividend on treasury shares					-36	36	0
Share based payments						7	7
Dividend paid out in respect of 2005/06					-184		-184
Balance at 30.09	**18**	**222**	**-18**	**4**	**396**	**1,776**	**2,398**
2007/08							
Balance at 1.10 as reported in annual report	18	222	-18	4	396	1,776	2,398
Revalueation of hedging:							
Value adjustment for the year				68			68
Transferred to financial items				-63			-63
Tax effect of hedging				-1			-1
Net gain/loss not recognised in income statement	0	0	0	4	0	0	4
Exchange rate adjustment, assets in foreign currency						-8	-8
Exchange rate adjustment of opening balances and other adjustments relating to subsidiaries						41	41
Net gains recognised directly in the equity	0	0	0	0	0	33	33
Profit for the period					276	439	715
Comprehensive income for the year	0	0	0	4	276	472	752
Treasury shares purchased and realised gain/ loss from exercise of options						-510	-510
Treasury shares sold						26	26
Dividend on treasury shares					-19	19	0
Share based payments						20	20
Capital reduction		-10				10	0
Dividend paid out in respect of 2006/07					-396		-396
Balance at 30.09	**18**	**212**	**-18**	**8**	**257**	**1,813**	**2,290**

Cash flow statement

1 October - 30 September

Note		Group DKK million 2007/08	2006/07
	Operating profit, continuing operations	994	749
	Operating profit, discontinuing operations	0	30
	Depreciation and amortisation	537	841
5	Adjustment for other non-cash operating items	-34	-14
6	Changes in working capital	-96	-83
	Ingoing interest payments, etc.	206	60
	Outgoing interest payments, etc.	-233	-224
	Income tax paid	-50	-295
	Cash flow from operating activities	**1,324**	**1,064**
	Investments in intangible assets	-36	-94
	Investments in land and buildings	-93	-243
	Investments in plant and machinery	-494	-203
	Investments in non-current assets under constructions	-131	-299
	Property, plant and equipment sold	86	151
	Purchase of other investments	0	-6
	Acquired operations	-3	0
	Divested operations	0	729
	Cash flow from investing activities	**-671**	**35**
	Free cash flow	**653**	**1,099**
	Dividend to shareholders	-396	-184
	Investment in treasury shares	-484	-1,024
	Financing from shareholders	**-880**	**-1,208**
	Financing through long-term borrowing, instalments	-113	-516
	Financing through long-term borrowing, debt funding	522	300
	Financing through long-term borrowing, exchange rate adjustments	2	1
	Cash flow from financing activities	**-469**	**-1,423**
	Net cash flow for the period	**184**	**-324**
	Cash, cash equivalents and short term debt at 1.10	-452	-128
	Exchange rate adjustments	-25	0
	Net cash flow for the period	184	-324
7	**Cash, cash equivalents and short term debt at 30.09**	**-293**	**-452**

The cash flow statement cannot be extracted directly from the financial statements.

Notes

1. Segment information

Primary segment - business activities **Group** *DKK million*	**Medical Care**		**Not allocated and eliminations**		**Total**	
	2007/08	*2006/07*	*2007/08*	*2006/07*	*2007/08*	*2006/07*
Revenue	8,463	8,042	0	0	8,463	8,042
Operating profit for segment	1,539	1,223	-545	-474	994	749

	Group *DKK million* *2007/08*	*2006/07*
2. Financial income		
Interest income	25	20
Fair value adjustments, share options	75	0
Fair value adjustments on forward contracts transferred from equity	63	15
Exchange rate adjustments	35	32
Other financial income	3	1
Total	**201**	**68**
3. Financial expenses		
Interest expense	185	184
Fair value adjustments, share options	0	27
Other financial expenses	18	11
Total	**203**	**222**
4. Minority interests		
Minority interests at 1.10.2007	2	1
Acquisitions	0	0
Share of net profit from subsidiaries	0	1
Dividend paid	-1	0
Minority interests at 30.09.2008	**1**	**2**
5. Adjustment for other non-cash operating items		
Net gain/loss on non-current assets	-26	0
Change in other provisions	-8	-14
Total	**-34**	**-14**

Notes

	Group	
	DKK million	
	2007/08	2006/07
6. Changes in working capital		
Inventories	-284	-161
Trade receivables	38	-75
Other receivables	48	-23
Trade and other payables etc.	102	176
Total	**-96**	**-83**
7. Liquid and short-term credit facilities		
Marketable securities	1	1
Cash	1	3
Bank balances	192	269
Liquid resources	194	273
Short-term credit facilities	-487	-725
Total	**-293**	**-452**

8. Contingent items

Contingent liabilities

The Coloplast Group is a party to a number of minor legal proceedings, which are not expected to influence the Group's future earnings.

	Sterling Medical Services		*Breast Care*		*Brachytherapy*	
	DKK million		DKK million		DKK million	
	2007/08	2006/07	2007/08	2006/07	2007/08	2006/07
9. Discontinued operations						
Profit for the period until transfer of control:						
Revenue	0	0	0	212	0	65
Expenses	0	0	0	-191	0	-56
Operating profit	**0**	**0**	**0**	**21**	**0**	**9**
Financial expenses, net	0	0	0	-10	0	-1
Profit before tax	**0**	**0**	**0**	**11**	**0**	**8**
Tax on profit for the period	0	0	0	-10	0	-1
Profit for the period	**0**	**0**	**0**	**1**	**0**	**7**
The discontinued operations affected the income statement as follows:						
Profit for the period until transfer of control	0	0	0	1	0	7
Gain on sale of discontinued operations	0	27	0	429	0	4
Tax of gain on sale	0	0	0	0	0	0
Effect on profit for the period	**0**	**27**	**0**	**430**	**0**	**11**
The discontinued operations contributed the following cash flows during the period:						
Cash flow from operating activities					0	42
Cash flow from investing activities					0	-24
Cash flow from financing activities					0	12
Cash flow from discontinued operations					**0**	**30**

Income statement, quarterly (Unaudited)

Note	DKK million (Group)	2006/07 Q1	2006/07 Q2	2006/07 Q3	2006/07 Q4	2007/08 Q1	2007/08 Q2	2007/08 Q3	2007/08 Q4
1	Revenue	1,924	1,989	2,069	2,060	2,113	2,040	2,154	2,156
	Cost of sales	-776	-789	-856	-787	-829	-871	-892	-873
	Gross profit	**1,148**	**1,200**	**1,213**	**1,273**	**1,284**	**1,169**	**1,262**	**1,283**
	Distribution costs	-608	-671	-627	-630	-660	-651	-621	-657
	Administrative expenses	-237	-232	-230	-289	-235	-231	-203	-213
	Research and development costs	-60	-82	-76	-101	-78	-90	-100	-147
	Other operating income	12	24	15	30	35	21	10	5
	Other operating expenses	0	-1	-2	-8	-6	-6	-7	-10
	Operating profit before special items	**255**	**238**	**293**	**275**	**340**	**212**	**341**	**261**
	Special items	0	0	0	-312	0	0	0	-160
1	**Operating profit (EBIT)**	**255**	**238**	**293**	**-37**	**340**	**212**	**341**	**101**
2	Financial income	28	10	8	22	36	55	68	42
3	Financial expenses	-82	-25	-36	-79	-44	-72	-32	-55
	Profit before tax	**201**	**223**	**265**	**-94**	**332**	**195**	**377**	**88**
	Tax on profit for the period	-55	-70	-51	-49	-93	-55	-106	-23
	Net profit for the period, continuing operations	**146**	**153**	**214**	**-143**	**239**	**140**	**271**	**65**
9	Net profit for the period, discontinued operations	-4	483	4	-15	0	0	0	0
	Profit for the period	**142**	**636**	**218**	**-158**	**239**	**140**	**271**	**65**
	Shareholders in Coloplast A/S	142	636	218	-157	239	140	271	65
4	Minority interests	0	0	0	-1	0	0	0	0
		142	**636**	**218**	**-158**	**239**	**140**	**271**	**65**
	Earnings per Share (EPS)	3	3	5	-3	5	3	6	2
	Earnings per Share (EPS), diluted	3	3	5	-3	5	3	6	2

Other tabels

Impact on profit of non-recurring items

DKK million	2007/08 Reported	2007/08 Non-recurring	2007/08 Adjusted	2006/07 Reported	2006/07 Non-recurring	2006/07 Adjusted
Revenue	8,463		8,463	8,042		8,042
Cost of sales	-3,465	-45	-3,420	-3,208	-70	-3,138
Gross profit	**4,998**	**-45**	**5,043**	**4,834**	**-70**	**4,904**
Gross margin	***59%***		***60%***	***60%***		***60%***
Distribution costs	-2,589	-20	-2,569	-2,536	-68	-2,468
Administrative expenses	-882	-15	-867	-988	-102	-886
R&D costs	-415		-415	-319		-319
Other operating income	71	31	40	81		81
Other operating expenses	-29		-29	-11		-11
EBIT before special items	**1,154**	**-49**	**1,203**	**1,061**	**-240**	**1,301**
Special items	-160	-160		-312	-312	
EBIT	**994**	**-209**	**1,203**	**749**	**-552**	**1,301**
EBIT margin	***12%***		***14%***	***9%***		***16%***

FIVE-YEAR FINANCIAL HIGHLIGHTS AND KEY RATIOS

DKK million	**2007/08**	2006/07	2005/06	2004/05[2]	2003/04[1][2]
Income statement					
Revenue	8,463	8,042	6,709	6,232	6,069
Research and development costs	415	319	244	215	202
Operating profit before interest, tax, depreciation and amortisation (EBITDA)	1,531	1,590	1,304	1,348	1,295
Operating profit before special items	1,154	1,061	939	1,026	988
Operating profit (EBIT)	994	749	879	1,000	988
Net financial income and expenses	-2	-154	-222	-163	-89
Profit before tax	992	595	657	837	899
Coloplast's share of profit for the year	715	837	614	553	577
Revenue growth					
Annual growth in revenue, %	5	20	8	8	8
Growth break down:					
Organic growth, %	7	10	8	8	10
Currency effect, %	-4	-2	1	0	-2
Acquired business, %	0	12	7	0	0
Other, %	2	0	0	0	0
Divested business, %	0	0	-8	0	0
Balance sheet					
Total assets	7,981	7,750	7,982	5,915	5,643
Invested capital	7,014	6,874	7,996	5,386	5,838
Net interest-bearing debt	3,428	3,181	3,069	867	1,465
Equity at year-end, Coloplast's share	2,290	2,398	2,804	2,512	2,357
Cash flow and investments					
Cash flow from operating activities	1,324	1,064	991	1,353	845
Cash flow from investing activities	-671	35	-3,018	-434	-621
Acquisition of property, plant and equipment, gross	718	745	415	399	544
Cash flow from financing activities	-469	-1,423	782	-446	-239
Free cash flow	653	1,099	-2,027	919	224
Key figures					
Average number of employees, FTE's	7,420	7,063	5,437	6,159	6,085
Operating margin, EBIT, %	12	9	13	16	16
Operating margin, EBITDA, %	18	20	19	22	21
[3] Return on average invested capital before tax (ROIC), %	14	10	15	18	17
[3] Return on average invested capital after tax (ROIC), %	10	6	10	12	11
Return on equity, %	31	30	23	23	27
Ratio of net debt to EBITDA	2.24	2.00	2.20	0.64	1.13
Interest cover	10	10	10	11	13
Equity ratio, %	29	31	35	42	42
Rate of debt to enterprise value, %	16	12	12	5	10
Net asset value per share, DKK	50	50	58	52	49
Per share data					
Share price	388	497	473	378	291
Share price/net asset value per share	8	10	8	7	6
Average number of outstanding shares, millions	44	46	46	47	47
PE, price/earnings ratio	25	27	36	32	24
PE, price/earnings ratio, excl. discontinued operations	25	61	43	32	24
[4] Dividend per share, DKK	6.00	9.00	4.00	3.50	3.00
Pay-out ratio, %	36	47	31	29	24
Earnings per share (EPS)	16	8	11	12	12
Free cash flow per share	15	24	-42	19	5

1) Comparative figures are not restated for recognition of share option costs and divestment of Sterling Medical Services LLC.
2) Comparative figures are not restated for divestment of Breast Care.
3) The average invested capital for 2006/07 has been restated to reflect the divestment of Breast Care and Brachytherapy.
4) For 2007/08 the figure is the proposed dividend.
The key figures have been calculated and applied in accordance with "Recommendations & Financial Ratios 2005" issued by the Danish Society of Financial Analysts.

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1665

Ian S.E. Christensen
Head of Investor Relations
Tel. +45 4911 1301/+45 3085 1301
Email: dkisec@coloplast.com

Press and the media

Elisabeth Geday
Head of External Relations
Tel. +45 4911 1922/+45 3085 1922
Email: dkege@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Website
www.coloplast.com

Address
Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

CVR No. 69749917

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare. Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,500 people.

END